SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53360 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockport Venture Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Cabot Street, Suite 10
(No. and Street)

| Beverly | MA | 01915 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Bassinger (978) 969-3500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson + Co
(Name – *if individual, state last, first, middle name*)

| 401 Edgewater Place, Suite 300 | Wakefield | MA | 01880 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12014857

lcw 4/2

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 4/03

# OATH OR AFFIRMATION

I, Thomas Bassinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockport Venture Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ROCKPORT VENTURE SECURITIES, LLC

## FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2011 AND 2010

tonneson + co
Certified Public Accountants & Consultants

## ROCKPORT VENTURE SECURITIES, LLC

## TABLE OF CONTENTS

**INDEPENDENT AUDITORS' REPORT**

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

We have audited the accompanying balance sheets of Rockport Venture Securities, LLC as of December 31, 2011 and 2010 and the related statements of operations, changes in member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Rockport Venture Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson + Co

Tonneson + Co

February 17, 2012

# ROCKPORT VENTURE SECURITIES, LLC

## BALANCE SHEETS

## DECEMBER 31, 2011 AND 2010

### ASSETS

| | | 2011 | | 2010 |
|---|---|---|---|---|
| **CURRENT ASSETS:** | | | | |
| Cash and cash equivalents | $ | 261,743 | $ | 746,137 |
| Marketable securities | | 32,545 | | - |
| Accounts receivable | | 3,019 | | 57,793 |
| Prepaid expenses and other current assets | | 3,901 | | - |
| Total current assets | | 301,208 | | 803,930 |
| **PROPERTY AND EQUIPMENT, AT COST:** | | | | |
| Computer equipment | | 21,457 | | 21,586 |
| Furniture and fixtures | | 15,807 | | 15,807 |
| | | 37,264 | | 37,393 |
| Less accumulated depreciation | | 25,965 | | 20,288 |
| Property and equipment, net | | 11,299 | | 17,105 |
| **TOTAL ASSETS** | $ | 312,507 | $ | 821,035 |

### LIABILITIES AND MEMBER'S CAPITAL

| | | 2011 | | 2010 |
|---|---|---|---|---|
| **CURRENT LIABILITIES:** | | | | |
| Accounts payable and accrued expenses | $ | 16,354 | $ | 20,000 |
| Deferred revenue | | 15,000 | | 20,000 |
| **TOTAL LIABILITIES** | | 31,354 | | 40,000 |
| **MEMBER'S CAPITAL** | | | | |
| Member's equity | | 248,608 | | 781,035 |
| Other comprehensive income | | 32,545 | | - |
| **TOTAL MEMBER'S CAPITAL** | | 281,153 | | 781,035 |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | $ | 312,507 | $ | 821,035 |

See Notes to Financial Statements.

## ROCKPORT VENTURE SECURITIES, LLC

## STATEMENTS OF OPERATIONS

## YEARS ENDED DECEMBER 31, 2011 AND 2010

| | 2011 | 2010 |
|---|---|---|
| **REVENUES:** | | |
| Fee income | $ 805,163 | $ 1,630,902 |
| **EXPENSES:** | | |
| Selling, general and administrative expenses | 1,270,752 | 1,556,319 |
| **INCOME (LOSS) FROM OPERATIONS** | (465,589) | 74,583 |
| **OTHER INCOME (EXPENSES):** | | |
| Interest income | 2,795 | 6,488 |
| Gain on sale of marketable securities | 219,036 | (13,979) |
| Miscellaneous income (expenses), net | (609) | - |
| Other income (expenses), net | 221,222 | (7,491) |
| **NET INCOME (LOSS)** | $ (244,367) | $ 67,092 |

See Notes to Financial Statements.

# ROCKPORT VENTURE SECURITIES, LLC

## STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

## YEARS ENDED DECEMBER 31, 2011 AND 2010

| | Member's Equity | Accumulated Other Comprehensive Income | Total Member's Capital |
|---|---|---|---|
| **BALANCE AT JANUARY 1, 2010** | $ 1,013,943 | $ | $ 1,013,943 |
| Net income | 67,092 | | 67,092 |
| Distributions | (300,000) | | (300,000) |
| **BALANCE AT DECEMBER 31, 2010** | 781,035 | - | 781,035 |
| Net loss | (244,367) | | (244,367) |
| Other comprehensive income: Unrealized gain on marketable securities | | 32,545 | 32,545 |
| Distributions | (288,060) | | (288,060) |
| **BALANCE AT DECEMBER 31, 2011** | $ 248,608 | $ 32,545 | $ 281,153 |

See Notes to Financial Statements.

# ROCKPORT VENTURE SECURITIES, LLC

## STATEMENTS OF CASH FLOWS

## YEARS ENDED DECEMBER 31, 2011 AND 2010

## INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | 2011 | 2010 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income (loss) | $ (244,367) | $ 67,092 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | 7,504 | 7,466 |
| (Gain) loss on sale of marketable securities | (219,036) | 13,979 |
| Loss on disposition of property and equipment | 609 | - |
| Changes in certain assets and liabilities: | | |
| Accounts receivable | 54,774 | (47,793) |
| Prepaid expenses and other current assets | (3,901) | - |
| Accounts payable and accrued expenses | (3,646) | 15,806 |
| Deferred revenue | (5,000) | 20,000 |
| Net cash provided by (used in) operating activities | (413,063) | 76,550 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Proceeds from sale of marketable securities | 219,036 | - |
| Purchase of property and equipment | (2,307) | (736) |
| Net cash provided by (used in) investing activities | 216,729 | (736) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distributions paid | (288,060) | (300,000) |
| Net cash used in financing activities | (288,060) | (300,000) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (484,394) | (224,186) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 746,137 | 970,323 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 261,743 | $ 746,137 |

See Notes to Financial Statements.

# ROCKPORT VENTURE SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

## YEARS ENDED DECEMBER 31, 2011 AND 2010

**Note 1 - Summary of Significant Accounting Policies**

**Nature of Operations** - The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

**Estimates** - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

**Cash Equivalents** - Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost which approximates market.

**Marketable Securities** - The Company accounts for marketable securities in accordance with U.S. generally accepted accounting principles which requires that investments in marketable equity securities be designated as trading, available-for-sale or held-to-maturity. Trading securities are reported at fair value, with changes in fair value included in earnings. Available for sale securities are reported at fair value, with net unrealized gains and losses included in "other comprehensive income", a component of "accumulated other comprehensive income" which is a separate part of member's equity. Held-to-maturity debt securities are reported at amortized cost.

**Accounts Receivable** - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable have been reviewed by management and it has been determined that there is no requirement for an allowance for doubtful accounts receivable at December 31, 2011 and 2010.

**Property and Equipment** - Property and equipment are recorded at cost. Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives. Costs of maintenance and repairs are charges to expenses while costs of significant renewals and betterments are capitalized.

**Revenue Recognition** - Placement fees are recognized on a trade date basis.

**Advertising Costs** - The Company expenses the costs of advertising as incurred.

**Income Taxes** - The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual income taxes on their proportionate share of the Company's taxable income. In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of December 31, 2011, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

## Note 1 - Summary of Significant Accounting Policies (Continued)

**Concentration of Credit Risk** - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments in one financial institution. However, portions of temporary cash investments may exceed FDIC insured levels from time to time. The maximum loss that would have resulted from that risk totaled approximately $8,000 as of December 31, 2011. The Company is not aware of any concentrations of credit risk as of December 31, 2010.

**Subsequent Events** - The date to which events occurring after December 31, 2011 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the Independent Auditors' Report which is the date the financial statements were available to be issued.

## Note 2 - Marketable Securities

At December 31, 2011 and December 31, 2010, marketable securities classified as available-for-sale consist of the following:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Fair Value | Cost | Fair Value | Cost |
| Publicly equities, small cap | $ 32,545 | $ - | $ - | $ - |

Available-for-sale securities consist of marketable equity securities, which are held for an indefinite period, and are carried at fair value. Unrealized holding gains on such securities amounted to $32,545 at December 31, 2011. There were no unrealized gains at December 31, 2010.

The Company has implemented the requirements under accounting principles generally accepted in the United States of America for the fair value measurements of its financial assets and liabilities. Fair value is defined under U.S. generally accepted accounting principles as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company is required to maximize the use of observable inputs, minimize the use of unobservable inputs, and disclose in the form of an outlined hierarchy the details of such fair value measurements. The hierarchy of valuation techniques is based on whether the inputs to fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The hierarchy requires the use of observable market data, when available. These inputs have created the following fair value hierarchy:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in estimating the value of the assets.

The marketable securities held at December 31, 2011 are classified as Level 1.

## Note 3 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2011, the Company had net capital of $262,934, which was in excess of its requirement of $5,000 by $257,934.

## Note 4 - Warrants

In connection with certain private placement services rendered, the Company received warrants to purchase common stock in non-marketable securities of certain privately held companies. The Company has determined that its investment in warrants are derivatives accounted for under U.S. generally accepted accounting standard, and accordingly, has recorded the warrants at fair value as of December 31, 2011 and 2010. The Company has estimated the value of the warrants to be worthless as of December 31, 2011 and 2010.

## Note 5 - Retirement Plan

The Company sponsors a Simplified Employee Pension (SEP) Plan. Employer contributions to the plan are at the Company's discretion. Contributions to the plan amounted to approximately $20,000 and $50,000 for the years ended December 31, 2011 and 2010, respectively.

## Note 6 - Major Customers

For the year ended December 31, 2011, fee income from two customers amounted to approximately $470,000. For the year ended December 31, 2010, fee income from three customers amounted to approximately $1,480,000.

**INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5**

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

We have audited the financial statements of Rockport Venture Securities, LLC as of December 31, 2011 and 2010 and for the years then ended and have issued our report thereon dated February 17, 2012. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson + Co

Tonneson + Co

Wakefield Massachusetts
February 17, 2012

# ROCKPORT VENTURE SECURITIES, LLC

## COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2011

### NET CAPITAL

| | | |
|---|---|---|
| Member's capital at December 31, 2011 | $ | 281,153 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B. Other (deductions) or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 281,153 |
| Deductions and/or charges: | | |
| A. Non-allowable assets | | 18,219 |
| Haircuts on securities: | | |
| C. Trading and investment securities - exempted securities | | - |
| Net capital | $ | 262,934 |

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items included in the accompanying balance sheet | | |
| Accounts payable and accrued expenses | $ | 16,354 |
| Deferred revenue | | 15,000 |
| Total aggregate indebtedness | $ | 31,354 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | | |
|---|---|---|---|
| 1. | Minimum net capital requirement (6-2/3% of aggregate indebtedness of $31,354) | $ | 2,090 |
| 2. | Minimum net capital requirement of the Company | $ | 5,000 |
| 3. | Net capital requirement (greater of 1 or 2 above) | $ | 5,000 |
| 4. | Excess net capital | $ | 257,934 |
| 5. | Net capital less greater of 10% of aggregate indebtedness or 120% of minimum requirement | $ | 256,934 |
| 6. | Ratio of aggregate indebtedness to net capital | | .119 to 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by th Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2011:

| | | |
|---|---|---|
| Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report | $ | 286,878 |
| Net audit adjustments | | (23,944) |
| Net capital | $ | 262,934 |

See Independent Auditors' Report on Accompanying Information.

# ROCKPORT VENTURE SECURITIES, LLC

## STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2011

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended December 31, 2011, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)**

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

In planning and performing our audit of the financial statements of Rockport Venture Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rockport Venture Securities, LLC as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 17, 2012.

**Financial Statement Preparation** - The Company's accounting department currently does not draft its financial statements, complete with related footnotes. Although management does review and accept responsibility for the financial statements, there is more than a remote possibility that an error, including insufficient disclosure, could occur and not be detected by management. Accordingly, the Company has not established adequate internal controls over the preparation of its financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
February 17, 2012

t+co

**INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5**

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Rockport Venture Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Rockport Venture Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rockport Venture Securities, LLC's management is responsible for Rockport Venture Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
February 17, 2012

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

Amended

For the fiscal year ended December 31, , 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053360 FINRA
Rockport Venture Securities, LLC
275 Cabot Street, Suite 10
Beverly, MA 01915-4526

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tom Bassinger 978-969-3500

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 2,013 |
| B. | Less payment made with SIPC-6 filed (exclude interest) | ( ) |
| | ______ Date Paid | |
| C. | Less prior overpayment applied | ( 39 ) |
| D. | Assessment balance due or (overpayment) | 1,974 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 1,974 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______ | |
| H. | Overpayment carried forward $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______ (Name of Corporation, Partnership or other organization)

______ (Authorized Signature)

Dated the ____ day of ______, 20____.

______ (Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

# Amended

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,026,994 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 221,831 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 221,831 |
| 2d. SIPC Net Operating Revenues | $ 805,163 |
| 2e. General Assessment @ .0025 | $ 2,013 |

(to page 1, line 2.A.)

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